Mail Stop 3561

								January 19, 2006

 BY U.S. Mail and Facsimile [ 852-2688-0394 ]

 Mr. Samuel M.H. Lai
   Chief Executive Officer (Acting)
 KOWLOON-CANTON RAILWAY CORPORATION
 KCRC House, 9 Lok King Street
 Fo Tan, Sha Tin
 New Territories, Hong Kong

 	Re:	Kowloon-Canton Railway Corporation
Supplemental response letter dated December 16, 2005 on the Form
20-F
for Fiscal Year Ended December 31, 2004
 		Filed December 16, 2005
 		File No. 1-15004

Dear Mr. Lai:

	We have reviewed your supplemental response letter to us dated
December 16, 2005 in response to our letter of comment dated
December
2, 2005 and have the following comments. Where indicated, we think you should revise your documents in response to these comments in future filings with us. Please confirm that such comments will be complied with. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing the information, we may or may not raise additional comments.

	Pursuant to Rule 101(a)(3) of Regulation S-T, your response, should be submitted in electronic form, under the label "corresp", and be provided within 10 business days from the date of this letter.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Samuel M.H. Lai
Kowloon-Canton Railway Corporation
January 19, 2006
Page 2

FORM 20-F (Fiscal Year Ended December 31, 2004)

Financial Statements

Note 44. Summary of differences between accounting principles generally accepted in Hong Kong and the United States, page F-48

(b) Depreciation on Certain Fixed Assets, page F-48

1. We have reviewed your recent response letter dated December 16, 2005. You state that HK Interpretation 4 was issued in May 2005 and that you will adopt the guidance set forth therein prospectively in preparing your fiscal 2005 financial statements. In accordance with the Interpretation, you will be depreciating the cost of your tunnels, bridges and roads over the shorter of their estimated useful lives or the remaining terms of the Hong Kong land leases upon which the assets are situated. As a result, we understand that these assets will be depreciated over a period of not more than fifty years under Hong Kong GAAP. Please also describe the impact, if any, these matters are expected to have on your determination of the estimated depreciable lives of tunnels, bridges and roads for purposes of U.S.
GAAP. Your response should include a detailed analysis of the issue and should specifically cite your basis, in U.S. GAAP, for your conclusions.

2. Please describe any significant changes in land policies implemented by the HKSAR Government subsequent to its establishment in July 1997. Address significant changes in the contractual terms of the lease agreements as well as any changes in the manner in which the agreement terms are interpreted or applied in actual practice. Explain the policy changes or other matters that precipitated the issuance of HK Interpretation 4 approximately eight years after establishment of the HKSAR. You indicate that, under HK Interpretation 4, lessees may not assume that lease terms will be extended while the HKSAR Government retains sole discretion as to whether or not to renew. This guidance applies even where the government has expressed a general intention to renew certain types of property leases. Tell us whether the guidance in the above referenced Interpretation reflects actual experience, either your own or that of comparable companies or of lessees in general subsequent to July 1997. To the extent practicable, please quantify the successful renewal rate of similar leases over that period. In this regard, explain the basis for your apparent conclusion that these leases were reasonably assured of renewal between July 1997 and the issuance of the recent Interpretation, for purposes of both Hong Kong
GAAP and U.S. GAAP. We may have further comments upon review of your responses.

3. We assume that a signed contract with the Government is required in order to assume lease renewal under the new Interpretation. If our assumption is not correct, please describe any other circumstances under which land lease renewal may be assumed.


Samuel M.H. Lai
Kowloon-Canton Railway Corporation
January 19, 2006
Page 3

Closing

      You may contact Ms. Beverly A. Singleton, Staff Accountant, at
(202) 551-3328, or Ms. Margery Reich, Senior Staff Accountant, at
(202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202)
551-3211 with any other questions.

      Sincerely,



								David R. Humphrey
								Accounting Branch Chief


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